UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Mallinckrodt plc

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

G5890A102

(CUSIP Number)

James Kasmarcik

Silver Point Capital, L.P.

2 Greenwich Plaza, Suite 1

Greenwich, CT 06830

203-542-4200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 17, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G5890A102

(1)	Names of reporting persons Silver Point Capital, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power* -0-
	(8)	Shared voting power* 1,593,659
	(9)	Sole dispositive power* -0-
	(10)	Shared dispositive power* 1,593,659

(11)	Aggregate amount beneficially owned by each reporting person* 1,593,659
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11)* 8.1%
(14)	Type of reporting person (see instructions) IA, PN

*	See Item 5.
(1)

As reported in the Company’s Form 10-Q filed with the Securities and Exchange Commission on May 9, 2024, as of May 3, 2024, there were 19,696,335 shares of the Issuer’s common stock issued and outstanding.

CUSIP No. G5890A102

(1)	Names of reporting persons Edward A. Mulé
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization United States

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power* -0-
	(8)	Shared voting power* 1,593,659
	(9)	Sole dispositive power* -0-
	(10)	Shared dispositive power* 1,593,659

(11)	Aggregate amount beneficially owned by each reporting person* 1,593,659
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11)* 8.1%
(14)	Type of reporting person (see instructions) IN

CUSIP No. G5890A102

(1)	Names of reporting persons Robert O’Shea
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization United States

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power* -0-
	(8)	Shared voting power* 1,593,659
	(9)	Sole dispositive power* -0-
	(10)	Shared dispositive power* 1,593,659

(11)	Aggregate amount beneficially owned by each reporting person* 1,593,659
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11)* 8.1%
(14)	Type of reporting person (see instructions) IN

Explanatory Note

This Amendment No. 2 (the “Amendment”) amends the statement on Schedule 13D originally filed by the Reporting Persons on November 24, 2023, as amended by Amendment No. 1 filed by the Reporting Persons on January 22, 2024 (as amended, the “Schedule 13D”). Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby supplemented as follows:

The source of funds used in the acquisitions reported in Item 5 was working capital of the Reporting Persons.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby supplemented as follows:

(a)

The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Amendment are incorporated herein by reference. The Reporting Persons currently own 1,593,659 shares of Common Stock. As of April 17, 2024, the Reporting Persons beneficially owned 1,328,659 shares of Common Stock, representing 6.75% of the shares of Common Stock then outstanding. As reported in the Company’s Form 10-Q filed with the SEC on May 9, 2024, as of May 3, 2024, there were 19,696,335 shares of Common Stock issued and outstanding.

(b)	The responses of the Reporting persons to rows (7) through (13) of the cover pages of this Amendment are incorporated herein by reference.

(c)

The following table sets forth all transactions in the Common Stock effected by the Reporting Persons since the Reporting Persons’ most recent filing on Schedule 13D with respect to the Common Stock. All such purchases were made in the open market through brokers.

Trade Date	Quantity Purchased	Price Per Share
4/2/2024	58,000	$51.25
4/4/2024	50,000	$52.875
4/17/2024	135,000	$52.00
5/24/2024	130,011	$50.00
5/24/2024	134,989	$50.00

(d)

Other than as disclosed in Item 4, no person other than the Reporting Persons are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock held by the Reporting Persons.

(e)	Not applicable.

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description

1	Joint Filing Agreement, dated as of July 8, 2024, by and among the Reporting Persons

2	Power of Attorney of Robert O’Shea and Edward A. Mulé (incorporated here by reference to Schedule 13G filed by Silver Point Capital, L.P., Edward A. Mulé and Robert O’Shea with the Securities and Exchange Commission on February 16, 2016 relating to TopBuild Corp.).

3	Registration Rights Agreement, dated November 14, 2023 (incorporated by reference to Exhibit 10.2 attached to the Issuer’s Current Report on Form 8-K filed with the SEC on November 14, 2023).

4	Side Letter Agreement, dated December 3, 2023, by and among the Reporting Persons and certain shareholders named therein (incorporated by reference to Exhibit 2 attached to Hein Park Capital Management LP’s Schedule 13D filed with the SEC on January 17, 2024).

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 8, 2024

Silver Point Capital, L.P.

By:	/s/ Steven Weiser
Name:	Steven Weiser
Title:	Authorized Signatory

Edward A. Mulé

By:	/s/ Steven Weiser
Name:	Steven Weiser
Title:	Attorney-in-fact

Robert J. O’Shea

By:	/s/ Steven Weiser
Name:	Steven Weiser
Title:	Attorney-in-fact